EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

NEWS RELEASE

April 6, 2018

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

AVINO ANNOUNCES FLOW-THROUGH SHARE OFFERING

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to announce that it has entered into an agreement with Cantor Fitzgerald Canada Corporation (“CFCC”) to act as lead agent and sole bookrunner in connection with a best efforts private placement offering of flow-through common shares (the “FT Shares”) at an offering price of CDN $2.00 per FT Share for aggregate gross proceeds of up to CDN $5,000,000 (the “Offering”). The Company will also grant to CFCC an option, exercisable in whole or in part at any time up to two (2) days prior to the Closing Date (as defined below) to arrange for the purchase at the offering price of up to an additional 500,000 FT Shares, or up to a further CDN $1,000,000 in gross proceeds.

Each FT Share will qualify as a “flow-through share”, as defined in subsection 66(15) of the Income Tax Act (Canada) (the “Tax Act”), and the Company will use its best efforts to also qualify as much as possible of the Offering as “flow-through mining expenditures” as defined in subsection 127(9) of the Tax Act. The Offering is expected to close on or about April 27, 2018 (the “Closing Date”).

Avino intends to use the gross proceeds raised from the Offering to incur qualifying Canadian exploration expenses and flow-through mining expenditures on its Bralorne Mine property, British Columbia, which will be renounced to the purchasers of the FT Shares for the 2018 taxation year.

About Avino:

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing close to 600 people, and has created over 1,600 indirect jobs in Mexico. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. Avino is committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

April 6, 2018 - Avino News Release

Avino Announces Flow-Through Share Offering

On Behalf of the Board

“David Wolfin”

__________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including that the Company’s expenditures will qualify as “flow-through mining expenditures”. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume;; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.